AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

(PURSUANT TO SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934)

DIVERSIFIED REAL ASSET INCOME FUND

(Name of Subject Company (Issuer))

DIVERSIFIED REAL ASSET INCOME FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

25533B108

(CUSIP Number of Class of Securities)

Kevin J. McCarthy, Secretary

Nuveen Investments

333 West Wacker Drive

Chicago, Illinois 60606

312-917-7700

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person(s))

Copies to:

Paul H. Dykstra

Paulita A. Pike

K&L Gates LLP

70 W. Madison St.

Suite 3100

Chicago, Illinois 60602

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

FOR IMMEDIATE RELEASE ATTENTION: BUSINESS/FINANCIAL EDITORS MEDIA CONTACT: KRISTYNA MUNOZ (312) 917-8343 KRISTYNA.MUNOZ@NUVEEN.COM

Nuveen Closed-End Fund Announces Tender Offer

CHICAGO, March 24, 2015 – Nuveen Investments, a leading global provider of investment services to institutions as well as individual investors, today announced that Diversified Real Asset Income Fund (NYSE: DRA) will purchase up to 10 percent of its outstanding common shares for cash at a price per share equal to 99 percent of the net asset value per share determined on the date the tender offer expires. The fund currently expects its tender offer to commence on April 6, 2015 and expire on May 8, 2015, unless extended.

Additional terms and conditions of the tender offer will be set forth in the fund’s offering materials, which are expected to be distributed to common shareholders on or about April 6, 2015. If more than 10 percent of its outstanding common shares are tendered, and not withdrawn, the fund will purchase shares from tendering shareholders on a pro rata basis. Accordingly, shareholders cannot be assured that the fund will purchase all of its tendered common shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the fund. The fund has not yet commenced the tender offer described in this release. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents that will be filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov. Common shareholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will contain important information about the tender offer. The fund will also make available, without charge, the offer to purchase and the letter of transmittal.

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates—Nuveen Asset Management, LLC, Symphony Asset Management LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Winslow Capital Management, LLC and Gresham Investment Management LLC, all of which are registered investment advisers and subsidiaries of Nuveen Investments, Inc. The fund is distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc. Nuveen Investments operates as a separate subsidiary within TIAA-CREF, which is a leading provider of retirement and financial services in the academic, research, medical and cultural fields. In total, Nuveen Investments managed approximately $230 billion as of December 31, 2014. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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